Exhibit 99.48

ASX Market Announcement

Completion of AffinityDNA Acquisition expanding global direct-to-consumer business

Melbourne, Australia, 14 July 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease is delighted to announce that it has completed the acquisition of the direct-to-consumer eCommerce business and distribution rights associated with AffinityDNA as announced on May 16, 20221.

Acquisition Highlights:

●	Strategic acquisition strengthens the direct-to-consumer channel for GTG, building on the incremental EasyDNA expansion opportunities recently announced (ASX July 5, 20222)

●	Provides additional platform for growth in the multibillion-dollar consumer genomics market, leveraging AffinityDNA’s well-established marketplace worldwide, including in the US, UK, and Europe.

●	The three brands, geneType, EasyDNA and AffinityDNA now anchor revenues for GTG with the most comprehensive portfolio of testing available for individuals and animals including Non-Invasive Prenatal Testing (NIPT), Carrier screen testing, Monogenic diseases and pet care.

●	This acquisition now expands GTG’s portfolio of tests to 51 tests in 14 categories across more than 40 countries. Currently Affinity sells a wide range of DNA tests including lifestyle, health and wellbeing genomics-based tests, as well as animal testing relating to allergies and tolerances via online marketplaces including Amazon.

●	Under the terms of the agreement, GTG has acquired all AffinityDNA’s assets including websites, brand identities, laboratory testing and distribution agreements consistent with the Company’s announcement on May 16, 2022

This marks the second acquisition by GTG in 12 months as part of its planned expansion into the direct-to-consumer market. In August 2021, the Company acquired EasyDNA, providing access to all its associated brands, websites and reseller agreements across 70 websites in 40 countries and 12 partner laboratories.

Simon Morriss, Chief Executive Officer of GTG said, “AffinityDNA is an exciting addition to the GTG Group. This acquisition builds on our direct-to-consumer sales channel and supports the promotion of the geneType Multi Risk test for serious disease across our target markets worldwide. We are looking forward to working closely with the AffinityDNA team to grow its already impressive sales performance.”

GTG have started onboarding the existing team, retaining the skills and expertise of AffinityDNA’s employees based in the UK. This includes the retention of key management in a consulting role. No changes will be made to the GTG board and key management personnel.

1 Acquisition of Global Direct to Consumer Ecommerce Business

2 EasyDNA Expands Indian and European Markets

-END-

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Authorised for release to ASX by the Board of Genetic Technologies Limited.

Enquiries

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Justin Foord

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E: justin.foord@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The Company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

About AffinityDNA

AffinityDNA is an industry-leading DNA Testing company with more than 15 years’ experience in the DNA business and established partnerships with some of the most highly accredited DNA testing laboratories in the world. They offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances. For more information, please visit: https://www.affinitydna.co.uk/

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000